UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TCW DIRECT LENDING VIII LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Andrew Bowden, Esq.

Executive Vice President and General Counsel

The TCW Group, Inc.

515 South Flower Street

Los Angeles, CA 90071

(213) 244-0000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Vadim Avdeychik, Esq.

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2026, and amended by Amendment No. 1 thereto, filed with the SEC on February 20, 2026, and Amendment No. 2 thereto, filed with the SEC on March 9, 2026 (as amended, together with all exhibits, the “Schedule TO”) by TCW Direct Lending VIII LLC (“DL VIII”), a Delaware limited liability company that is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. The Schedule TO relates to the offer to exchange outstanding common limited liability company units of DL VIII (“Units”) that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer (the “Exchange Offer”) for an equivalent number of limited liability company units of TCW Specialty Lending LLC (the “Perpetual Fund”), a Delaware limited liability company and wholly owned subsidiary of DL VIII that will operate as a closed-end, non-diversified management investment company and will elect to be regulated as a BDC under the 1940 Act, upon the terms and subject to the conditions set forth in the offer to exchange dated January 14, 2026 (the “Offer to Exchange”), the related subscription agreement (the “Subscription Agreement”) and in the related letter of transmittal and instructions thereto (the “Letter of Transmittal”).

This Amendment No. 3 to the Schedule TO amends and supplements the Schedule TO and should be read in conjunction with the Schedule TO, the Offer to Exchange, the Subscription Agreement and the Letter of Transmittal. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Exchange.

This Amendment No. 3 constitutes the final amendment to the Schedule TO and is being filed to report the results of the Exchange Offer. Except as amended hereby to the extent specifically provided herein, all disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

Results of the Exchange Offer

The Exchange Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on March 20, 2026 (the “Expiration Date”). As of the Expiration Date, 6,435,400 Units were validly tendered and not validly withdrawn, representing approximately 50.49% of the outstanding Units. The Minimum Condition was satisfied and all other conditions to the Exchange Offer were satisfied or waived prior to the Expiration Date. Accordingly, the Company accepted for exchange all Units validly tendered and not validly withdrawn pursuant to the Exchange Offer. In exchange for such Units, tendering Unitholders will receive an equivalent number of Perpetual Fund units on or about April 1, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2026

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Chief Financial Officer